

November 17, 2014

Via E-mail
Mr. Scott Hean
Chief Financial Officer
Quaterra Resources Inc.
1100-1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5

       Re: **Quaterra Resources Inc.**
             Form 20-F for the Fiscal Year Ended December 31, 2013
             Filed March 31, 2014
             File No. 001-33965

Dear Mr. Hean:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ John Reynolds

                             John Reynolds
                             Assistant Director